

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Arnaud Massenet
Chief Executive Officer
Aurora Acquisition Corp.
20 North Audley Street
London W1K 6LX, United Kingdom

> **Re: Aurora Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253106**

Dear Mr. Massenet:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 12, 2021

Signatures, page S-1

1. We note your response to prior comment 6. Please revise the signature page to include the name of the registrant below the first paragraph of text.  Also, revise the signature page to include the signature of your authorized representative in the United States.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Steven G. Canner